FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 5 DATED MAY 20, 2010

TO THE PROSPECTUS DATED OCTOBER 28, 2009

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated October 28, 2009 and Supplement No. 4 dated April 7, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	a summary of our recent acquisitions;

•	revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the period ended March 31, 2010;

•	audited financial statements and unaudited pro forma financial information related to the acquisition of the Babcock Portfolio; and

•	unaudited consolidated financial statements of Strategic Storage Trust, Inc. and its subsidiaries as of and for the three months ended March 31, 2010.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. As of May 17, 2010, we have received aggregate gross offering proceeds of approximately $144.6 million from the sale of approximately 14.5 million shares in our initial public offering. As of May 17, 2010, approximately 95.5 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Our Recent Acquisitions

As of May 17, 2010, our self storage portfolio consists of 34 properties, comprising a total of approximately 23,500 units and approximately 2.9 million square feet. In addition, we own interests in 19 self storage properties comprising approximately 11,550 units and approximately 1.4 million rentable square feet.

The following descriptions for properties acquired since the date of our prospectus are hereby added to the “Our Self Storage Properties – Our Properties” section that begins on page 49 of the prospectus:

Mesa

The Mesa property is an approximately 570-unit self storage facility that sits on approximately 4.6 acres and contains approximately 75,600 rentable square feet of self storage space,

located at 9252 East Guadalupe Road, Mesa, Arizona. It was constructed in 2002. We purchased the Mesa property from an unaffiliated third party for a purchase price of approximately $3.7 million plus closing costs and acquisition fees, including the assumption of a loan in the amount of approximately $3.2 million. The loan bears an interest rate of 5.38% on a 30 year amortization schedule and matures in May of 2015.

Oakland Park

The Oakland Park property is an approximately 1,600-unit self storage facility that sits on approximately 2.95 acres and contains approximately 93,700 rentable square feet of self storage space, located at 4950 North Dixie Highway, Oakland Park, Florida. It was constructed in 1987. We purchased the Oakland Park property from an unaffiliated third party for a purchase price of approximately $14.35 million plus closing costs and acquisition fees.

Phoenix II and Tempe

The Phoenix II property is an approximately 440-unit self storage facility that sits on approximately 3.33 acres and contains approximately 73,000 rentable square feet of self storage space, located at 3636 East Washington Street, Phoenix, Arizona. It was constructed in 1974.

The Tempe property is an approximately 440-unit self storage facility that sits on approximately 2.76 acres and contains approximately 55,500 rentable square feet of self storage space, located at 1135 West Broadway Road, Tempe, Arizona. It was constructed in 1973.

The Phoenix II and Tempe properties were purchased from an unaffiliated third party for an aggregate purchase price of $3.5 million plus closing costs and acquisition fees.

Riverdale

The Riverdale property is an approximately 820-unit self storage facility that sits on approximately 2.4 acres and contains approximately 62,000 rentable square feet of self storage space, located at 112 State Route 23, Riverdale, New Jersey. It was constructed in 2007.

We purchased the Riverdale property from an unaffiliated third party for a purchase price of $6.375 million plus closing costs and acquisition fees, including $4.8 million of seller financing. The loan requires 4% interest only monthly payments for a term of four years, at which time the entire balance will become due.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus is hereby replaced with the following. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto as of and for the year ended December 31, 2009 contained in Supplement No. 4 to our prospectus and our consolidated financial statements and the notes thereto as of and for the quarter ended March 31, 2010 contained in this Supplement No. 5.

Overview

We were formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. Our year end is December 31. As used in this supplement, “we,” “us” and “our” refer to Strategic Storage Trust, Inc.

We are currently offering a maximum of 110,000,000 shares of common stock to the public, consisting of 100,000,000 shares for sale to the public (our “Primary Offering”) and 10,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, our “Offering”). On May 22, 2008, we satisfied the minimum offering requirements of our Primary Offering and commenced formal operations. As of March 31, 2010, in connection with our Offering, we had issued approximately 13 million shares of our common stock for gross proceeds of approximately $129.6 million. In addition to the Offering, in September 2009 we also issued approximately 6.2 million shares in connection with the merger transaction with Self Storage REIT, Inc. (the “REIT I Merger Transaction”) and the merger transaction with Self Storage REIT II, Inc. (the “REIT II Merger Transaction”).

We have no paid employees and are externally advised and managed by Strategic Storage Advisor, LLC (our “Advisor”), an affiliate of ours. Strategic Capital Holdings, LLC is the sponsor of our Offering (our “Sponsor”). In addition to sponsoring our Offering, our Sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our Advisor and our Property Manager. Our operating partnership is Strategic Storage Operating Partnership, L.P. We own all of our self storage properties through our operating partnership or similar entities. We also conduct certain activities through our taxable REIT subsidiaries, which we wholly own.

As of March 31, 2009, we wholly-owned six self storage facilities located in four states (Florida, Kentucky, Mississippi and Virginia). As of March 31, 2010, we wholly-owned 29 self storage facilities, located in 14 states (Alabama, Arizona, California, Florida, Georgia, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia), comprising approximately 19,595 units and approximately 2.53 million rentable square feet. These facilities had an average physical occupancy rate of 78.5% and contained an average of 30.6% climate controlled units as of March 31, 2010. We acquired three of our wholly-owned facilities comprising approximately 1,930 units and approximately 190,000 rentable square feet in the three months ended March 31, 2010.

As of March 31, 2010, our self storage portfolio was comprised as follows:

State	No. of Properties	Units	Sq. Ft. (net)
Alabama (1)	2	1,075	144,500
Arizona	1	520	38,750
California (1)	1	1,300	251,700
Florida	4	3,190	375,450
Georgia (1)	2	1,170	128,500
Kentucky	5	2,800	401,000
Mississippi	1	600	66,600
Nevada	2	710	87,100
New Jersey	2	2,080	189,500
Pennsylvania	2	1,290	155,200
South Carolina	1	460	65,200
Tennessee	1	800	100,400
Texas (1)	4	3,100	479,500
Virginia	1	500	49,900

Total	29	19,595	2,533,300

(1) Does not include any property where we own a minority interest, including the interests owned in the Montgomery County Self Storage, DST properties, the San Francisco Self Storage DST property, the Hawthorne property, the Self Storage I DST properties, the WP Baltimore Self Storage property and the Southwest Colonial, DST properties.

The map below shows the geographic location of our self storage portfolio as of March 31, 2010.

For the three months ended March 31, 2010, the average monthly rent per occupied square foot for the 29 self storage facilities we owned on March 31, 2010 was $0.77. The weighted average capitalization rate at acquisition for the 29 self storage facilities we owned as of March 31, 2010 was approximately 7.9%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property purchase price, exclusive of offering costs, closing costs and fees paid to the advisor. This calculation includes several properties in their lease-up period. Upon stabilization of these properties, we expect the weighted average capitalization rate to increase.

Also, as of March 31, 2010, through preferred equity and/or minority interests, we had interests in 19 additional self storage facilities, located in six states (Alabama, California, Georgia, Maryland, North Carolina and Texas), comprising approximately 11,550 units and approximately 1.4 million rentable square feet. These facilities had an average physical occupancy rate of 85.7% and contained an average of 18.9% climate controlled units as of March 31, 2010. Additionally, we have an interest in a net leased industrial property in California with 356,000 rentable square feet that is 100% physically occupied by a single tenant.

We derive revenues principally from rents received from our customers who rent units at our self storage facilities under month-to-month leases. Therefore, our operating results depend significantly on our ability to retain our existing customers and lease our available self storage units to new customers, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our customers making their required rental payments to us. We believe that our Property Manager’s approach to the management and operation of our facilities, which emphasizes local market oversight and control, results in quick and effective response to changes in local market conditions, including increasing rents and/or increasing occupancy levels where appropriate.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Critical Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this supplement. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies. We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements included in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties are allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values are used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We will record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation and amortization expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Code to be taxed as a REIT commencing with the taxable year ended December 31, 2008. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes commencing with the year ended December 31, 2008, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

On May 22, 2008, we satisfied the minimum offering requirements of the Primary Offering and commenced formal operations. On September 25, 2008, we acquired our first two self storage facilities.

As of March 31, 2009, we wholly-owned six self storage facilities located in four states (Florida, Kentucky, Mississippi and Virginia). As of March 31, 2010, we wholly-owned 29 self storage facilities, located in 14 states (Alabama, Arizona, California, Florida, Georgia, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia), comprising approximately 19,595 units and approximately 2.53 million rentable square feet. As of March 31, 2010, through preferred equity and/or minority interests, we also had interests in 19 additional self storage facilities, located in six states (Alabama, California, Georgia, Maryland, North Carolina and Texas), comprising approximately 11,550 units and approximately 1.4 million rentable square feet. Additionally, we have an interest in a net leased industrial property in California with 356,000 rentable square feet that is leased to a single tenant. We acquired three of our wholly-owned facilities comprising approximately 1,930 units and approximately 190,000 rentable square feet in the three months ended March 31, 2010.

Our operating results for the three months ended March 31, 2009 include results for three months of operations for the three self storage facilities that we owned as of December 31, 2008 and approximately one and a half months of activity for three facilities acquired during the three months ended March 31, 2009, while our operating results for the three months ended March 31, 2010 include a full three months of activity for 26 wholly-owned self storage facilities that we owned as of December 31, 2009 and approximately one month of operations for the three facilities acquired during the three months ended March 31, 2010; therefore, we believe there is little basis for comparison between the three months ended March 31, 2010 and 2009.

Comparison of Operating Results for the Three Months Ended March 31, 2010 and 2009

Self Storage Rental Income

Rental income for the three months ended March 31, 2010, was approximately $5.1 million, as compared to rental income for the three months ended March 31, 2009 of approximately $0.6 million. The increase in rental income arises primarily from three months of rental income from 26 properties, two properties that we owned for slightly more than one month and one property that we owned for slightly less than one month compared to 2009 when we owned only six properties. We expect rental income to increase in future periods as we derive rental income for an entire quarter for properties acquired during the first quarter of 2010 and as we acquire additional operating facilities.

Property Operating Expenses

Property operating expenses for the three months ended March 31, 2010 were approximately $2.6 million, as compared to property operating expenses for the three months ended March 31, 2009 of approximately $0.3 million. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, marketing, property management fees and asset management fees. The increase in property operating expenses arises primarily from three months of property operating expenses from 26 properties, two properties that we owned for slightly more than one month and one property that we owned for slightly less than one month compared to 2009 when we owned only six properties. Additionally, during the three months ended March 31, 2010, we incurred approximately $0.1 million of snow removal costs at certain of our facilities located in the northeast due to severe weather conditions. For the three months ended March 31, 2010 and 2009, of total operating expenses approximately $0.5 million and $0.1 million, respectively, were paid to affiliates. We expect property operating expenses to increase in future periods as we acquire additional operating facilities.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2010 were approximately $0.8 million, compared to approximately $0.4 million for the three months ended March 31, 2009. Such expenses consist primarily of legal expenses, accounting fees, directors’ and officers’ insurance expense, an allocation of a portion of our Advisor’s payroll related costs and board of directors’ related costs. The increase in general and administrative expenses relates to approximately $0.1 million of legal expenses incurred over a dispute with a third party property manager, approximately $0.1 million of transition costs incurred to change transfer agents and the balance relates to increases in all the previously mentioned costs which have increased commensurate with our growth. We expect general and administrative costs to increase in future periods as we make additional investments, but expect such expenses to decrease as a percentage of total revenues.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended March 31, 2010 were approximately $2.7 million compared to approximately $0.4 million for the three months ended March 31, 2009. Depreciation expense consists primarily of deprecation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expenses is attributable to us owning 29 properties at March 31, 2010 as compared to six properties as of March 31, 2009. We expect depreciation and amortization expenses to increase in future periods as we acquire additional operating facilities.

Interest Expense

Interest expense for the three months ended March 31, 2010 was approximately $1.3 million compared to approximately $0.2 million and relates to interest incurred on the promissory notes we have entered into to fund portions of our acquisitions of our self storage facilities and on the promissory notes related to the properties acquired in the REIT I and the REIT II mergers. The increase between 2009 and 2010 is due to increased debt levels, primarily resulting from the REIT I and REIT II mergers. We expect interest expense to increase in future periods if we acquire additional operating facilities through the issuance or assumption of promissory notes.

Property Acquisition Expenses

Property acquisition expenses for the three months ended March 31, 2010 were approximately $1.1 million compared to approximately $0.5 million for the three months ended March 31, 2009. The increase between 2009 and 2010 is due to increased acquisition activity related to both facilities acquired during the three months ended March 31, 2010 and facilities to be acquired during the second quarter of 2010. We expect that such costs will increase in future periods as we increase our acquisition activity.

Equity in Earnings of Real Estate Ventures

Equity in earnings of real estate ventures for the three months ended March 31, 2010 was approximately $0.2 million compared to none for the three months ended March 31, 2009. The increase between 2009 and 2010 is due to investments acquired in the REIT I and REIT II mergers.

Funds From Operations

We believe that funds from operations (“FFO”) provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful life estimates), they facilitate comparisons of operating performance between periods and between other REITs. We believe that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently from us.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Net loss attributable to Strategic Storage Trust, Inc.	$(3,162,934)	$(1,272,148)
Add:
Depreciation	1,005,125	151,159
Amortization of intangible assets	1,716,993	196,852
Deduct:
Adjustment for noncontrolling interest – consolidated entity (1)	(186,719)	—

FFO	(627,535)	(924,137)
Acquisition expenses (2)	1,105,736	509,555
Deferred financing	48,944	81,112
Amortization of fair value debt discount	49,757	9,415

Modified FFO	$576,902	$(324,055)

(1) Relates to our consolidated joint venture. The noncontrolling interest holder’s share of our consolidated venture’s real estate depreciation and amortization of intangible assets was $52,489 and $134,230, respectively, for the three months ended March 31, 2010.

(2) In accordance with GAAP, as of January 1, 2009, acquisition related transaction costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful lives of the assets acquired. Such costs totaled approximately $1.1 million and $0.5 million for the three months ended March 31, 2010 and 2009, respectively. These costs have been and will continue to be funded with cash proceeds from our Primary Offering.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the three months ended March 31, 2010 and 2009 is as follows:

	Three Months Ended
	March 31, 2010	March 31, 2009	Change
Net cash flow provided by (used in):
Operating activities	$(119,898)	$(365,346)	$245,448
Investing activities	(24,814,062)	(5,409,542)	(19,404,520)
Financing activities	19,175,380	10,648,951	8,526,429

Cash flows used in operating activities for the three months ended March 31, 2010 and 2009 were approximately $0.1 million and $0.4 million, respectively, a decrease in the use of cash of approximately $0.3 million, primarily as a result of an improvement to net loss, as adjusted for noncash items in the current year.

Cash flows used in investing activities for the three months ended March 31, 2010 and 2009 were approximately $24.8 million and $5.4 million, respectively, an increase in the use of cash of $19.4 million. The increase compared to the prior period primarily relates to the increased amount spent on acquisitions in the current year as compared with the prior year.

Cash flows provided by financing activities for the three months ended March 31, 2010 and 2009 were approximately $19.2 million and $10.6 million, respectively, an increase of $8.5 million. The increase in cash provided by financing activities over the prior period primarily relates to an increase in proceeds from our ongoing public offering of shares of our common stock.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of the Offering, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor (our “Advisory Agreement”). Per the Advisory Agreement, all advances from our Advisor shall be reimbursed no less frequently than monthly, although our Advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the Offering will initially be paid by us or our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Operating cash flows are expected to increase as properties are added to our portfolio.

Distribution Policy and Distributions

Our board of directors will determine the amount and timing of distributions to our stockholders and will base such determination on a number of factors, including funds available for payment of distributions, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code. Distributions will be paid to our stockholders as of the record date selected by our board of directors. We declare and pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings

The following data supplements, and should be read in conjunction with our prospectus dated April 7, 2010 and the section captioned “Description of Shares – Distribution Policy.”

	Three Months Ended
	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009
Distributions paid in cash	$1,696,367	$1,479,785	$560,745	$369,308	$223,731
Distributions reinvested	1,234,525	929,160	445,046	269,636	155,943

Total distributions	$2,930,892	$2,408,945	$1,005,791	$638,944	$379,674

Source of distributions
Cash flows used in operations	$(119,898)	$(786,675)	$(772,937)	$(796,952)	$(365,346)
Proceeds from issuance of common stock	3,050,790	3,195,620	1,778,728	1,435,896	745,020

Total sources	$2,930,892	$2,408,945	$1,005,791	$638,944	$379,674

Cash flows used in operations for the three months ended March 31, 2010, December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009 include approximately $1.1 million, $0.6 million, $1.2 million, $1.0 million and $0.5 million, respectively, of real estate acquisition related expenses expensed in accordance with GAAP. We consider the real estate acquisition related expenses to have been funded by proceeds from our ongoing public offering of shares of our common stock because the expenses were incurred to acquire our real estate investments.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, and for some period after our Offering, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the types and mix of investments in our portfolio and the accounting treatment of our investments in accordance with our accounting policies. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of March 31, 2010, we had approximately $79.7 million of outstanding consolidated indebtedness (excluding net unamortized debt discounts of approximately $1.5 million). The weighted average interest rate on our consolidated fixed rate indebtedness as of March 31, 2010 was approximately 6%. As of March 31, 2010, approximately $5.0 million of our total consolidated indebtedness was variable rate debt.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through equity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from the Offering. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our Advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes, among other items, review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the Offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Potential future sources of capital include proceeds from the Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of the Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Subsequent Events

Acquisitions

On April 9, 2010, we acquired a self storage facility located in Mesa, Arizona from an unaffiliated third party for a total purchase price of approximately $3.7 million, plus closing costs and acquisition fees. We assumed a loan of approximately $3.2 million and paid cash for the remainder. We paid our Advisor an acquisition fee of $91,875 in connection with this acquisition.

On April 16, 2010, we acquired a self storage facility located in Oakland Park, Florida from an unaffiliated third party for a total purchase price of approximately $14.4 million, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of $358,750 in connection with this acquisition.

On May 6, 2010, we acquired two self storage facilities located in Phoenix and Tempe, Arizona, from an unaffiliated third party for a total purchase price of approximately $3.5 million, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of $87,500 in connection with this acquisition.

On May 14, 2010, we acquired a self storage facility located in Riverdale, New Jersey from an unaffiliated third party for a total purchase price of $6.375 million, plus closing costs and acquisition fees, including $4.8 million of seller financing. We paid our Advisor an acquisition fee of $159,375 in connection with this acquisition.

Offering Status

As of May 17, 2010, in connection with our Offering we have issued approximately 14.5 million shares of our common stock for gross proceeds of approximately $144.6 million.

Audited Financial Statements and Unaudited Pro Forma Financial Information Related to the Acquisition of the Babcock Portfolio

As previously disclosed, on February 24, 2010, we acquired two self storage facilities located in Fort Lee, New Jersey and Weston, Florida, respectively (together, the “Babcock Portfolio”). The purchase price for the Babcock Portfolio was $23.05 million plus closing costs and acquisition fees. As part of this supplement, we have included audited financial statements and pro forma financial information related to this acquisition.

Unaudited Financial Statements

The consolidated financial statements of Strategic Storage Trust, Inc. and its subsidiaries, as of and for the three month period ended March 31, 2010, which are included in this supplement, have not been audited.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Strategic Storage Trust, Inc.

Ladera Ranch, California

We have audited the accompanying combined statement of revenue and certain operating expenses (the “Historical Summary”) of the properties located in Fort Lee, New Jersey and Weston, Florida, respectively (together, the “Babcock Portfolio”) for the year ended December 31, 2009. The Historical Summary is the responsibility of the Babcock Portfolio’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Historical Summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form 8-K/A and in the registration statement on Form S-11 of Strategic Storage Trust, Inc.) as described in Note 1 and is not intended to be a complete presentation of the Babcock Portfolio’s revenue and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the combined revenue and certain operating expenses described in Note 1 of the Babcock Portfolio for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland

April 26, 2010

BABCOCK PORTFOLIO

COMBINED STATEMENT OF REVENUE AND

CERTAIN OPERATING EXPENSES

For the Year Ended December 31, 2009

REVENUE
Net rental revenue	$2,849,449
Other operating income	95,360

Total revenue		$2,944,809

CERTAIN OPERATING EXPENSES
Property operating expenses	297,085
Salaries and related expenses	165,123
Marketing expense	38,820
Real estate taxes	370,753
Property insurance	38,042

Total certain operating expenses		909,823

Revenue in excess of certain operating expenses		$2,034,986

See notes to statement of revenue and certain operating expenses.

BABCOCK PORTFOLIO

NOTES TO COMBINED STATEMENT OF REVENUE

AND CERTAIN OPERATING EXPENSES

For the Year Ended December 31, 2009

Note 1. Organization and Basis of Presentation

The accompanying combined statement of revenue and certain operating expenses includes the revenue and certain operating expenses of two self storage properties located in Fort Lee, New Jersey and Weston, Florida, acquired from Chicago Five Portfolio, LLC (collectively, the “Babcock Portfolio”). Strategic Storage Trust, Inc. (the “Company”) acquired the Babcock Portfolio on February 24, 2010, for a total all cash purchase price of $23.05 million, plus closing costs and acquisition fees. On the date of acquisition, the Babcock Portfolio contained approximately 990 storage units at the Fort Lee Property and 650 storage units at the Weston Property.

The accompanying combined statement of revenue and certain operating expenses (the “Historical Summary”) was prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for the acquisition of real estate properties. The combined statement of revenue and certain operating expenses is not representative of the actual operations of the Babcock Portfolio for the period presented, because certain operating expenses that may not be comparable to the expenses to be incurred in the proposed future operations of the Babcock Portfolio have been excluded. Expenses excluded generally consist of management fees, interest and debt related costs, depreciation and amortization expense, interest income, income taxes and certain other allocated corporate expenses not directly related to the operations of the Babcock Portfolio. Therefore the combined statement of revenue and certain operating expenses may not be comparable to a statement of operations for the Babcock Portfolio after its acquisition by the Company. Except as noted above, management of the Babcock Portfolio is not aware of any material factors relating to the Babcock Portfolio for the year ended December 31, 2009 that would cause the reported combined financial information not to be indicative of future operating results.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The combined statement of revenue and certain operating expenses has been prepared using the accrual method of accounting on the basis of presentation described in Note 1. As such, revenue is recorded when earned and expenses are recognized when incurred.

Revenue Recognition

Rental revenue is recognized when due over the lease terms, which are generally month-to-month leases. Rental income from tenants with leases having scheduled increases is recognized on a straight-line basis over the term of the lease. Other operating income, consisting primarily of late fees and ancillary revenue, is recognized when earned.

Property Operations

Certain operating expenses represent the direct expenses of operating the Babcock Portfolio properties and consist primarily of common area maintenance, utilities, real estate taxes, insurance, general and administrative and other operating expenses that are expected to continue in the ongoing operation of the Babcock Portfolio.

BABCOCK PORTFOLIO

NOTES TO COMBINED STATEMENT OF REVENUE

AND CERTAIN OPERATING EXPENSES

For the Year Ended December 31, 2009

Use of Estimates

The preparation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America requires management of the Babcock Portfolio properties to make certain estimates and assumptions that affect the reported amounts of revenue and certain operating expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are charged to expense as incurred.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Year Ended December 31, 2009

The following unaudited pro forma consolidated balance sheet gives effect to an acquisition of a self storage portfolio purchased from Chicago Five Portfolio, LLC (collectively, the “Babcock Portfolio”) on February 24, 2010 as if it was completed as of December 31, 2009 by Strategic Storage Trust, Inc., a Maryland Corporation (the “Company”). The following unaudited pro forma consolidated statement of operations is based on the historical consolidated statement of operations of the Company and the historical statement of operations of the Babcock Portfolio. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 gives effect to this acquisition as if it was completed as of January 1, 2009.

The information included in the “Strategic Storage Trust, Inc. Historical” column of the unaudited pro forma consolidated balance sheet as of December 31, 2009 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2009 sets forth the Company’s historical consolidated balance sheet and statement of operations which are derived from the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC for the period ended December 31, 2009.

The unaudited pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable and factually supportable. These unaudited pro forma financial statements do not purport to represent what the actual financial position or results of operations of the Company would have been assuming such transaction had been completed as set forth above nor does it purport to represent the results of operations of the Company for future periods.

You should read the unaudited pro forma consolidated financial statements set forth below in conjunction with the audited consolidated financial statements and related notes of the Company included in the SEC filing discussed above.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2009

	Strategic Storage Trust, Inc. Historical	Completed Facility Acquisition Note (3)		Strategic Storage Trust, Inc. Pro Forma Note (2)
ASSETS
Cash and cash equivalents	$23,778,458	$(18,778,458	) a	$5,000,000
Real estate facilities:
Land	53,116,165	3,500,000	b	56,616,165
Buildings	89,798,903	17,245,000	b	107,043,903
Site improvements	12,143,292	—	b	12,143,292

	155,058,360	20,745,000		175,803,360
Accumulated depreciation	(1,733,158)	—		(1,733,158)

	153,325,202	20,745,000		174,070,202
Escrow receivable	300,504	—		300,504
Prepaid expenses	544,211	54,314	d	598,525
Deferred financing costs, net of accumulated amortization	991,916	—		991,916
Intangible assets, net of accumulated amortization	13,717,520	2,305,000	b	16,022,520
Restricted cash	1,847,847	—		1,847,847
Investments in unconsolidated joint ventures	8,896,642	—		8,896,642
Other assets	299,003	—		299,003

Total assets	$203,701,303	$4,325,856		$208,027,159

LIABILITIES AND STOCKHOLDERS’ EQUITY
Secured promissory notes	$78,256,583	$—		$78,256,583
Accounts payable and accrued liabilities	3,155,174	259,087	d	3,414,261
Due to affiliates	610,110	—		610,110
Distributions payable	975,516	—		975,516

Total liabilities	82,997,383	259,087		83,256,470

Commitments and contingencies
Redeemable common stock	1,635,054	—		1,635,054
Stockholders’ equity:
Strategic Storage Trust, Inc. stockholder’s equity:
Common stock, $0.001 par value; 700,000,000 shares authorized; 16,638,556 and 17,188,074 (pro forma) shares issued and outstanding at December 31, 2009	16,639	550	a	17,189
Additional paid-in capital	125,714,066	4,848,944	a	130,563,010
Distributions	(5,540,748)	—		(5,540,748)
Accumulated deficit	(8,807,189)	(782,725	) c	(9,589,914)

Total Strategic Storage Trust, Inc. stockholders’ equity	111,382,768	4,066,769		115,449,537

Noncontrolling interest in operating partnership	63,533	—		63,533
Other noncontrolling interests	7,622,565	—		7,622,565

Total noncontrolling interests	7,686,098	—		7,686,098

Total stockholders’ equity	119,068,866	4,066,769		123,135,635

Total liabilities and stockholders’ equity	$203,701,303	$4,325,856		$208,027,159

See notes to unaudited pro forma consolidated financial statements.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

	Strategic Storage Trust, Inc. Historical	Completed Facility Acquisition Note (4)	Pro Forma Adjustments Note (5)		Strategic Storage Trust, Inc. Pro Forma
Revenues:
Self storage rental income	$7,706,662	$2,849,449	$—		$10,556,111
Ancillary operating income	168,481	95,360	—		263,841

Total revenues	7,875,143	2,944,809	—		10,819,952

Operating expenses:
Property operating expenses	3,123,018	909,823	27,214	1	4,060,055
Property operating expenses-affiliates	857,864	—	407,189	2	1,265,053
General and administrative	1,882,260	—	—		1,882,260
Depreciation	1,690,189	—	492,714	3	2,182,903
Intangible amortization expense	2,601,212	—	987,857	3	3,589,069

Total operating expenses	10,154,543	909,823	1,914,974		12,979,340

Operating income (loss)	(2,279,400)	2,034,986	(1,914,974)		(2,159,388)
Other income (expense):
Interest expense	(1,877,750)	—	—		(1,877,750)
Deferred financing amortization expense	(165,121)	—	—		(165,121)
Property acquisition expenses-affiliates	(1,564,792)	—	(576,250	) 4	(2,141,042)
Other property acquisition expenses	(1,765,090)	—	(206,475	) 4	(1,971,565)
Equity in earnings of real estate ventures	240,956	—	—		240,956
Interest income	5,217	—	—		5,217
Other	1,461	—	—		1,461

Net loss	(7,404,519)	2,034,986	(2,697,699)		(8,067,232)
Less: Net loss attributable to the noncontrolling interest in our operating partnership	23,186	—	2,817	5	26,003
Net loss attributable to other noncontrolling interests	78,437	—	—		78,437

Net loss attributable to Strategic Storage Trust, Inc.	$(7,302,896)	$2,034,986	$(2,694,882)		$(7,962,792)

Net loss per share - basic	$(1.00)				$(0.81)
Net loss per share - diluted	$(1.00)				$(0.81)

Weighted average shares outstanding - basic	7,272,042		2,508,556	6	9,780,598
Weighted average shares outstanding - diluted	7,272,042		2,508,556		9,780,598

See notes to unaudited pro forma consolidated financial statements.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Year Ended December 31, 2009

Note 1. Acquisition

On February 24, 2010, the Company closed on the purchase of the Babcock Portfolio, which consists of two self storage facilities located in Fort Lee, New Jersey, and Weston, Florida from Chicago Five Portfolio, LLC, an unaffiliated third party. The purchase price for the Babcock Portfolio was $23,050,000 plus closing costs and acquisition fees. The Company paid cash for the entire purchase price and paid its advisor $576,250 in acquisition fees in connection with this acquisition.

The Fort Lee, New Jersey property is an approximately 990-unit self storage facility that sits on approximately 1.2 acres and contains approximately 98,000 rentable square feet of self storage space.

The Weston, Florida property is an approximately 650-unit self storage facility that sits on approximately 2.0 acres and contains approximately 52,000 rentable square feet of self storage space.

Note 2. Balance Sheet – Completed Facility Acquisition

The unaudited pro forma consolidated balance sheet of the Company reflects pro forma adjustments related to the acquisition of the Babcock Portfolio as if it occurred on December 31, 2009.

Note 3. Balance Sheet – Pro Forma Adjustments

(a)	The Babcock Portfolio was acquired using a combination of cash on hand at December 31, 2009 and equity raised subsequent to December 31, 2009. This adjustment reflects the cash on hand at December 31, 2009 and the additional equity, net of offering and organizational costs, raised and needed to close the acquisition on February 24, 2010.

(b)	Adjustment reflects the purchase price of $23,050,000 allocated to land, building, and intangible assets. The purchase price allocation is preliminary; therefore the allocation between land, building, and intangible assets is subject to change.

(c)	Adjustment reflects the expensing of acquisition-related transaction costs which are required to be expensed as incurred under GAAP.

(d)	Adjustment to prepaid expenses primarily reflects various prepaid items, including property taxes, insurance and utilities related to the Babcock Portfolio. Adjustment to accounts payable and accrued liabilities reflects the property taxes and unearned rent the Company became liable for at the time of acquisition.

Note 4. Statement of Operations – Completed Facility Acquisition

This acquisition was completed on February 24, 2010. Therefore, these historical amounts represent unaudited results of the Babcock Portfolio for the year ended December 31, 2009.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS -

CONTINUED

As of and for the Year Ended December 31, 2009

Note 5. Statement of Operations – Pro Forma Adjustments

(1)	Adjustment reflects the estimated increased cost of property taxes as compared to the Babcock Portfolio’s historical results. Pro forma property tax expense for the year ended December 31, 2009 is estimated to be approximately $398,000.

(2)	Adjustment reflects the additional fees the Company’s advisor is entitled to pursuant to the Company’s advisory agreement and property management agreement as compared to historical amounts. The Company’s advisor is paid an asset management fee of one-twelfth of one-percent of average invested assets calculated on a monthly basis. The Company’s property manager is paid a monthly fee of 6% of gross revenues, as defined, received from the Company’s properties.

(3)	Adjustment reflects the depreciation and amortization expense resulting from the Babcock Portfolio acquired on February 24, 2010. Such depreciation and amortization expense was based on a preliminary purchase price allocation of $3,500,000 to land, $17,245,000 to building, and $2,305,000 to intangible assets. Depreciation expense on the purchase price allocated to building is recognized using the straight-line method over a 35-year life. Amortization expense on the purchase price allocated to intangible assets is recognized using the straight-line method over an estimated 28-month life. The purchase price allocation, and therefore depreciation and amortization expense, is preliminary and is subject to change.

(4)	Adjustment for the year ended December 31, 2009 reflects the expensing of acquisition-related transaction costs, consisting of acquisition expenses paid to affiliates of $576,250 and other property acquisition expenses of $206,475, which are required to be expensed as incurred under GAAP.

(5)	Minority interest is adjusted based on the additional pro forma earnings and the pro forma shares outstanding. Such adjustment was based upon a calculation of pro forma net income and pro forma shares outstanding.

(6)	The pro forma weighted average shares outstanding were computed based on the weighted average number of shares outstanding during the period adjusted to give effect to the shares assumed to be issued had the acquisition been completed on January 1, 2009.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$18,019,878	$23,778,458
Real estate facilities:
Land	56,886,165	53,116,165
Buildings	107,876,403	89,798,903
Site Improvements	12,170,027	12,143,292

	176,932,595	155,058,360
Accumulated depreciation	(2,738,283)	(1,733,158)

Real estate facilities, net ($17,359,778 and $17,419,600 related to VIEs)	174,194,312	153,325,202
Escrow receivable	475,696	300,504
Prepaid expenses	1,034,825	544,211
Deferred financing costs, net of accumulated amortization	1,019,623	991,916
Intangible assets, net of accumulated amortization	14,451,811	13,717,520
Restricted cash	1,632,666	1,847,847
Investments in unconsolidated joint ventures	8,829,840	8,896,642
Other assets	649,414	299,003

Total assets	$220,308,065	$203,701,303

LIABILITIES AND STOCKHOLDERS’ EQUITY

Secured promissory notes ($10,126,995 and $10,115,853 related to VIEs)	$78,188,705	$78,256,583
Accounts payable and accrued liabilities	4,547,042	3,155,174
Due to affiliates	717,575	610,110
Distributions payable	1,115,141	975,516

Total liabilities	84,568,463	82,997,383

Commitments and contingencies (Note 7)

Redeemable common stock	1,937,662	1,635,054

Stockholders’ equity:

Strategic Storage Trust, Inc. stockholders’ equity:
Common stock, $0.001 par value; 700,000,000 shares authorized; 19,162,862 and 16,638,556 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	19,163	16,639
Additional paid-in capital	147,050,721	125,714,066
Distributions	(8,611,269)	(5,540,748)
Accumulated deficit	(11,970,123)	(8,807,189)

Total Strategic Storage Trust, Inc. stockholders’ equity	126,488,492	111,382,768

Noncontrolling interest in operating partnership	59,081	63,533
Other noncontrolling interests	7,254,367	7,622,565

Total noncontrolling interests	7,313,448	7,686,098

Total stockholders’ equity	133,801,940	119,068,866

Total liabilities and stockholders’ equity	$220,308,065	$203,701,303

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Revenues:
Self storage rental income	$5,051,128	$576,691
Ancillary operating income	99,104	5,745

Total revenues	5,150,232	582,436

Operating expenses:
Property operating expenses	2,112,491	220,788
Property operating expenses – affiliates	462,377	101,647
General and administrative	844,364	436,544
Depreciation	1,018,216	162,170
Intangible amortization expense	1,716,993	196,852

Total operating expenses	6,154,441	1,118,001

Operating loss	(1,004,209)	(535,565)

Other income (expense):
Interest expense	(1,266,482)	(157,163)
Deferred financing amortization expense	(48,944)	(81,112)
Property acquisition expenses - affiliates	(620,719)	(250,652)
Other property acquisition expenses	(485,017)	(258,903)
Equity in earnings of real estate ventures	228,366	—
Interest income	364	326
Other	(73,482)	1,350

Net loss	(3,270,123)	(1,281,719)
Less: Net loss attributable to the noncontrolling interest in our operating partnership	1,000	9,571
Net loss attributable to other noncontrolling interests	106,189	—

Net loss attributable to Strategic Storage Trust, Inc.	$(3,162,934)	$(1,272,148)

Net loss per share – basic	$(0.18)	$(0.49)
Net loss per share – diluted	$(0.18)	$(0.49)

Weighted average shares outstanding - basic	17,794,393	2,617,549
Weighted average shares outstanding - diluted	17,794,393	2,617,549

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Non- controlling Interests	Total
Balance as of December 31, 2009	16,638,556	$16,639	$125,714,066	$(5,540,748)	$(8,807,189)	$7,686,098	$119,068,866
Gross proceeds from issuance of common stock	2,411,338	2,411	24,033,254	—	—	—	24,035,665
Offering costs	—	—	(2,701,179)	—	—	—	(2,701,179)
Additions to redeemable common stock	—	—	(1,066,129)	—	—	—	(1,066,129)
Redemptions of common stock	(18,232)	(18)	(168,378)	—	—	—	(168,396)
Issuance of restricted stock	1,250	1	—	—	—	—	1
Distributions ($0.175 per share)	—	—	—	(3,070,521)	—	—	(3,070,521)
Distributions for noncontrolling interests	—	—	—	—	—	(81,210)	(81,210)
Issuance of shares for distribution reinvestment plan	129,950	130	1,234,395	—	—	—	1,234,525
Purchase of noncontrolling interest	—	—	—	—	—	(184,251)	(184,251)
Stock based compensation expense	—	—	4,692	—	—	—	4,692
Net loss	—	—	—	—	(3,162,934)	(107,189)	(3,270,123)

Balance as of March 31, 2010	19,162,862	$19,163	$147,050,721	$(8,611,269)	$(11,970,123)	$7,313,448	$133,801,940

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
Cash flows from operating activities:
Net loss	$(3,270,123)	$(1,281,719)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	2,784,152	440,135
Noncash interest expense	49,757	9,415
Expense related to issuance of restricted stock	4,692	12,500
Equity in income of unconsolidated joint ventures	(195,263)	—
Distributions from unconsolidated joint ventures	195,261	—
Increase (decrease) in cash from changes in assets and liabilities:
Restricted cash	215,181	(126,019)
Prepaid expenses	(95,736)	195,922
Other assets	(374,884)	(40,621)
Accounts payable and other accrued liabilities	628,347	400,849
Due to affiliates	(61,282)	24,192

Net cash flows used in operating activities	(119,898)	(365,346)

Cash flows from investing activities:
Purchases of real estate	(24,275,000)	(5,400,000)
Additional investment in noncontrolling interest	(184,251)	—
Additions to real estate facilities	(26,735)	(9,542)
Return of investment in unconsolidated joint ventures	66,802	—
Deposits on acquisition of real estate facilities	(394,878)	—

Net cash flows used in investing activities	(24,814,062)	(5,409,542)

Cash flows from financing activities:
Payments on secured promissory notes	(117,634)	(4,000,000)
Proceeds from issuance of secured promissory note	—	4,975,000
Deferred financing costs	(89,053)	(210,713)
Gross proceeds from issuance of common stock	24,035,665	11,454,055
Redemptions of common stock	(168,396)	—
Offering costs	(2,701,179)	(1,450,491)
Escrow receivable	(175,192)	87,394
Due to affiliates	168,746	20,889
Distributions paid	(1,696,367)	(223,731)
Distributions paid to noncontrolling interests	(81,210)	(3,452)

Net cash flows provided by financing activities	19,175,380	10,648,951

Increase (decrease) in cash and cash equivalents	(5,758,580)	4,874,063
Cash and cash equivalents, beginning of period	23,778,458	2,614,632

Cash and cash equivalents, end of period	$18,019,878	$7,488,695

Supplemental disclosures of non-cash transactions:
Cash paid for interest	$1,233,371	$147,748
Distributions payable	$1,115,141	$185,763
Issuance of shares pursuant to distribution reinvestment plan	$1,234,525	$155,943
Purchase of furniture and equipment	$—	$141,869
Seller notes payable issued in connection with purchase of real estate facilities	$—	$4,500,000

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Note 1. Organization

Strategic Storage Trust, Inc., a Maryland corporation (the “Company”), was formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year end is December 31. As used in this supplement, “we” “us” and “our” refer to Strategic Storage Trust, Inc.

Strategic Capital Holdings, LLC, a Virginia limited liability company (our “Sponsor”), is the sponsor of our initial public offering. Our Sponsor was formed on July 21, 2004 to engage in private structured offerings of limited partnerships and other entities with respect to the acquisition, management and disposition of commercial real estate assets. Our Sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

Our advisor is Strategic Storage Advisor, LLC, a Delaware limited liability company (our “Advisor”) which was formed on August 13, 2007. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we have with our Advisor (our “Advisory Agreement”). Some of the officers of our Advisor are also officers of our Sponsor and the Company.

On August 24, 2007, our Advisor purchased 100 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Amendment and Restatement authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. We are currently offering a maximum of 110,000,000 shares of common stock, consisting of 100,000,000 shares for sale to the public (the “Primary Offering”) and 10,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On March 17, 2008, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. Shares will be offered until March 17, 2011 under the Offering. On May 22, 2008, we satisfied the minimum offering requirements of the Primary Offering and commenced formal operations. As of March 31, 2010, in connection with our Offering, we had issued approximately 13 million shares of our common stock for gross proceeds of approximately $129.6 million. In addition to the Offering, in September 2009 we also issued approximately 6.2 million shares in connection with two mergers with private real estate investment trusts sponsored by our Sponsor (See Note 3).

Our dealer manager, U.S. Select Securities LLC, a Virginia limited liability company (our “Dealer Manager”) is one of our affiliates. Our Dealer Manager is responsible for marketing our shares being offered pursuant to the Offering. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments.

Our operating partnership, Strategic Storage Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on August 14, 2007. On August 24, 2007, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 and on August 24, 2007, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquired, other than the properties acquired in the two mergers with private real estate investment trusts described in Note 3. We will conduct certain activities (such as selling packing supplies and locks and renting trucks or other moving equipment) through our taxable REIT subsidiaries (the “TRSs”), which are wholly-owned subsidiaries of the Company.

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March 31, 2010

Our property manager is Strategic Storage Property Management, LLC, a Delaware limited liability company (our “Property Manager”), which was formed in August 2007 to manage our properties. Our Property Manager derives substantially all of its income from the property management services it performs for us.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net proceeds of the Offering to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors and the Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that will be equivalent to the distributions made to holders of our common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions as outlined in the limited partnership agreement. We are the sole general partner of our Operating Partnership, and our Advisor is currently the only limited partner of our Operating Partnership. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

On September 25, 2008, we acquired our first two self storage facilities and as of March 31, 2009 we owned six self storage facilities. On September 24, 2009, through mergers with two private real estate investment trusts sponsored by our Sponsor, we acquired 11 of our wholly-owned facilities and certain preferred equity and/or minority interests described below. As of March 31, 2010, we wholly-owned 29 self storage facilities located in 14 states (Alabama, Arizona, California, Florida, Georgia, Kentucky, Mississippi, Nevada, New Jersey, Pennsylvania, South Carolina, Tennessee, Texas and Virginia) comprising approximately 19,595 units and approximately 2.53 million rentable square feet. We also had interests in 19 additional self storage facilities through preferred equity and/or minority interests. Of those interests, one has been deemed to be a controlling interest and is therefore consolidated in our consolidated financial statements as discussed in Note 2. Additionally, we have an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying interim financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying financial statements reflect all adjustments, which are, in the opinion of our management, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Operating results for the three months ended March 31, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

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March 31, 2010

Reclassifications

Certain amounts previously reported in our 2009 financial statements have been reclassified to conform to the fiscal 2010 presentation.

Principles of Consolidation

Our financial statements, the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, the financial statements of Self Storage REIT I, Inc. (“REIT I”) and Self Storage REIT II, Inc. (“REIT II”), and the accounts of variable interest entities (VIEs) for which we are the primary beneficiary are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by the Company is presented as noncontrolling interests both as of and during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations for Our Investments in Joint Ventures

Recently amended accounting guidance provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of the VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. As of March 31, 2010 and December 31, 2009, the Company had entered into contracts/interests that are deemed to be variable interests in VIEs, those variable interests include both lease agreements and equity investments. The Company has evaluated those variable interests against the criteria for consolidation and determined that it is not the primary beneficiary of certain investments discussed further in the “Equity Investments” section of this note.

As of December 31, 2008, we had not invested in any joint ventures. As of March 31, 2010 and December 31, 2009, we had an equity interest in a self storage property located in San Francisco, California (“SF property”) which was deemed to be a VIE of which we are the primary beneficiary. As such, the SF property has been consolidated in our consolidated financial statements since we acquired our interest in the property through the REIT I merger. In January 2010, we acquired an approximately 2% additional interest in the SF property, bringing our total interest to approximately 12%. The SF property is owned by a Delaware Statutory Trust (DST), and by virtue of the trust agreement the investors in the trust have no direct or indirect ability through voting rights to make decisions about the DST’s significant activities. The REIT I operating partnership (the “REIT I Operating Partnership”) has also entered into a lease agreement for the SF property, in which the REIT I Operating Partnership is the tenant, which exposes it to losses of the VIE that could be significant to the VIE and also allows it to direct activities of the VIE that determine its economic performance by means of its operation of the leased facility. The lease has an initial term of ten years beginning on December 19, 2006. The initial term of the lease may be extended at the option of the REIT I Operating Partnership for up to four

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March 31, 2010

successive five year terms. As of March 31, 2010, the consolidated joint venture had net real estate assets of approximately $17.4 million and net intangible assets of approximately $0.8 million. Such assets are only available to satisfy the obligations of the SF property. We have also consolidated approximately $10.1 million of secured promissory notes and approximately $7.3 million of noncontrolling interest related to this entity. The lenders of the secured promissory notes have no recourse to other Company assets. Our Sponsor has entered into an agreement to indemnify us for any losses as a result of potential shortfalls in the lease payments required to be made by the REIT I Operating Partnership. Despite such indemnification, we continue to be deemed the primary beneficiary as our Sponsor is not deemed to have a variable interest in the SF property.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets and of assets held by equity method investees, and the useful lives of real estate assets and intangibles. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

The Company may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

As of January 1, 2009, we account for acquisitions in accordance with amended accounting guidance which requires that we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, as of the acquisition date and to adjust those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which we may adjust the provisional amounts recognized for an acquisition). Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired

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March 31, 2010

properties are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date we have not allocated any portion of the purchase price to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. The Company recorded approximately $14.7 million and $0.9 million in intangible assets to recognize the value of in-place leases related to its acquisitions in 2009 and 2008, respectively. Through our preliminary purchase price allocations, we have recorded an additional approximately $2.4 million related to our 2010 acquisitions. Additionally, we do not expect, nor to date have we recorded intangible assets for the value of tenant relationships because we will not have concentrations of significant tenants and the average tenant turnover is fairly frequent. Our acquisition-related transaction costs are required to be expensed as incurred, compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired. During the three months ended March 31, 2010 and 2009, we expensed approximately $1.1 million and $0.5 million, respectively, of acquisition related transaction costs.

Should the initial accounting for an acquisition be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements. We apply those measurement period adjustments that we determine to be significant retrospectively to comparative information in our financial statements, potentially including adjustments to interest, depreciation and amortization expense.

Evaluation of Possible Impairment of Long-Lived Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. As of March 31, 2010 and December 31, 2009, no impairment losses have been recognized.

Equity Investments

The Company’s investments in unconsolidated real estate joint ventures and VIEs in which the Company is not the primary beneficiary, where the Company has significant influence, but not control, are recorded under the equity method of accounting in the accompanying consolidated financial statements. Under the equity method, the Company’s investment in real estate ventures are stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the allocation of cash distributions upon liquidation of the investment in accordance with the joint venture agreements.

Investments representing passive preferred equity and/or minority interests (less than 20%) are accounted for under the cost method. Under the cost method, the Company’s investment in real estate ventures are carried at cost and adjusted for other-than-temporary declines in fair value, distributions representing a return of capital and additional investments.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Through the mergers with REIT I and REIT II, we acquired five preferred equity and/or minority interests in unconsolidated joint ventures, all of which were deemed to be VIEs. We have evaluated each variable interest against the amended criteria for consolidation and determined that we are not the primary beneficiary, generally due to our inability to direct significant activities that determine the economic performance of the VIE. Four of those investments were passive or limited partner interests in self storage facilities and are accounted for under the cost method; our aggregate investment therein is approximately $1.2 million. Individually our ownership interest in those investments ranges from .28% to 11.5%; the carrying value of the investments ranged from approximately $27,000 to $610,000 and our risk of loss is limited to our individual investment therein.

The remaining interest is in a net leased industrial property (“Hawthorne property”) in California with 356,000 rentable square feet leased to a single tenant. This investment is accounted for under the equity method of accounting and our risk of loss is limited to our investment, including our maximum exposure under the terms of a debt guarantee. We own a 12% interest in Westport LAX LLC, the joint venture that acquired the Hawthorne property. Hawthorne LLC, an affiliate of our Sponsor, owns 78% of Westport LAX LLC, and we have a preferred equity interest in Hawthorne LLC which receives distributions equal to 10% per annum on our investment of approximately $6.1 million. The preferred equity interest has a redemption date in November 2010, subject to extension at our sole discretion. The preferred equity interest may be called at any time in whole or part by Hawthorne LLC or redeemed at any time by us. The remaining 10% interest in Westport LAX LLC is owned by a third party, whom is also the co-manager, along with our Sponsor, of the Hawthorne property. Such third party is the acting property manager and directs the operating activities of the property that determine its economic performance. We, along with four non-affiliated parties, are guarantors on the approximately $18.5 million loan used to secure the Hawthorne property; the loan has a maturity date of May 1, 2011. As of March 31, 2010, the Company’s maximum exposure to loss as a result of its involvement with this VIE, consisting of our investment balance and our guarantee of the secured debt, totaled approximately $26.2 million.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases will be recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30 to 40 years
Site Improvements	7 to 15 years

Depreciation of Real Property Assets

Corporate assets, consisting primarily of furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

The Company has allocated a portion of its real estate purchase price to in-place leases. The Company is amortizing in-place leases on a straight-line basis over the estimated future benefit period. As of March 31, 2010 and December 31, 2009 accumulated amortization of in-place lease intangibles totaled approximately $4.3 million and $2.8 million, respectively.

Amortization of Deferred Financing Costs

Costs incurred in connection with obtaining financing are deferred and amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of March 31, 2010 and December 31, 2009, accumulated amortization of deferred financing costs totaled approximately $136,000 and $88,000, respectively.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of the Primary Offering (which occurred on May 22, 2008). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of March 31, 2010, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

Redeemable Common Stock

The Company has adopted a share redemption program that may enable stockholders to sell their shares to the Company in limited circumstances.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

There are several limitations on the Company’s ability to redeem shares under the share redemption program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, the Company may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, the Company will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

•

The Company has no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

See Note 7 for further discussion of our share redemption program.

The Company’s board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to its stockholders. The Company may provide this notice by including such information in a Current Report on Form 8-K or in the Company’s annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to its stockholders.

The Company records amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are mandatorily redeemable at the option of the holder and therefore their redemption is outside the control of the Company. The maximum amount redeemable under the Company’s share redemption program is limited to the number of shares the Company could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of the Company to repurchase shares be classified as liabilities and reported at settlement value. The Company’s redeemable common shares are contingently redeemable at the option of the holder. When the Company determines it has a mandatory obligation to repurchase shares under the share redemption program, it will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

During the three months ended March 31, 2010 we redeemed approximately 18,200 shares for approximately $168,000. As of March 31, 2010, there were approximately 97,000 shares related to redemption requests to be processed subsequent to March 31, 2010. The redemption of these shares will total approximately $932,000 and was reclassified from redeemable common stock to accounts payable and accrued liabilities in the consolidated balance sheets as of March 31, 2010.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant-date fair value and the cost to be recognized over the relevant service period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Fair Value Measurements

The accounting standard for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and provides for expanded disclosure about fair value measurements. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value the Company uses when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we present herein are indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related assets and investments in unconsolidated joint ventures and related liabilities assumed and common stock issued related to acquisitions we made during 2009 and 2010. The fair values of these assets, liabilities and common stock were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets, liabilities and common stock as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of the relatively short-term nature of these instruments. The carrying value of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

secured promissory notes approximates fair value based upon management’s estimates of current interest rates and terms available to the Company.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with amended accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, is consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest was initially reported as the $200,000 capital investment from the Advisor and was subsequently adjusted for the limited partner’s share of losses and distributions. In addition, we account for the noncontrolling interest in the SF property in accordance with the amended accounting guidance. The noncontrolling interests shall continue to be attributed their share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We have filed an election to treat the TRSs as taxable REIT subsidiaries. In general, the TRSs may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business. The TRSs are subject to corporate federal and state income tax. The TRSs follow accounting guidance which requires the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable for all periods presented are computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed by dividing net income (loss) by the weighted average number of shares outstanding, including all restricted stock grants as though fully vested. For the three months ended March 31, 2010 and 2009, 5,000 and 3,750 shares, respectively, of unvested restricted stock were not included in the diluted weighted average shares as such shares were antidilutive.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Recently Issued Accounting Guidance

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance related to the consolidation of VIEs. This amended guidance requires an enterprise to evaluate former qualified special purpose entities for consolidation, changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. The guidance is effective for periods beginning after November 15, 2009. The adoption of this standard effective January 1, 2010 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In June 2009, the FASB issued amended guidance related to accounting for transfers of financial assets, which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. The amended guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this standard effective January 1, 2010 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In January 2010, the FASB issued guidance related to accounting for distributions with components of both stock and cash. This amended guidance clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limit on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively. This guidance is effective for fiscal years beginning after December 15, 2009. The adoption of this standard effective January 1, 2010 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

Note 3. Merger with Private REITs

On September 24, 2009, we closed on two mergers with REIT I and REIT II, two private real estate investment trusts sponsored by our Sponsor (“Merger Transactions”). The Merger Transactions contained a closing condition requiring REIT I and REIT II, the acquired entities, to obtain any and all consents required by loan documents relating to properties owned by them. Without acknowledging whether consent was required, REIT I and REIT II attempted to notify or obtain consent from the various loan servicers for each property. In light of the structure of the Merger Transactions whereby the legal structure or REIT I and REIT II survived the mergers and each special purpose entity borrower remained unchanged and the length of time it was taking the loan servicers to take definitive action, our board of directors and the boards of directors of REIT I and REIT II decided to waive this last remaining closing condition and proceed to close the Merger Transactions. Several of the loan consents have been obtained and we are uncertain as to whether or when the remaining consents will be received.

We exchanged 1.05 and 1.0 shares of our common stock for each 1.0 share of REIT I and REIT II common stock, respectively, as consideration for the Merger Transactions.

Through the mergers we acquired 11 wholly-owned self storage facilities in Alabama, California, Florida, Nevada, South Carolina, Tennessee and Texas, comprising approximately 8,395 units and approximately 1.2 million rentable square feet, including drive-up, climate-controlled, RV, store-front and office units. We also acquired preferred equity and/or minority interests in 19 self storage facilities located in Alabama, California, Georgia, North Carolina, Maryland and Texas, comprising approximately

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

11,550 units and approximately 1.4 million rentable square feet, and an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Note 4. Real Estate Facilities

The following summarizes our activity in real estate facilities during the three months ended March 31, 2010:

Cost:
Beginning balance	$155,058,360
Facility acquisitions	21,847,500
Improvements and equipment additions	26,735

Ending balance	$176,932,595

Accumulated Depreciation:
Beginning balance	$1,733,158
Depreciation expense	1,005,125

Ending balance	$2,738,283

The following table summarizes our acquisitions for the three months ended March 31, 2010:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total	Debt Assumed or Issued	2010 Revenue (1)	2010 Operating Income (1) (2)
Fort Lee – Fort Lee, NJ	2/24/2010	$15,075,000	$1,675,000	$16,750,000	$—	$221,000	$141,000
Weston – Weston, FL	2/24/2010	5,670,000	630,000	6,300,000	—	93,000	55,000
Gulf Breeze II – Gulf Breeze, FL	3/10/2010	1,102,500	122,500	1,225,000	—	7,000	—

Total		$21,847,500	$2,427,500	$24,275,000	$—	$321,000	$196,000

(1)	-	The operating results of the facilities acquired above have been included in the Company’s statement of operations since their respective acquisition date.
(2)	-	Operating income excludes depreciation and amortization expense.

The purchase price allocations included above are preliminary and therefore, subject to change, upon the completion of our analysis of appraisals and other information related to the acquisitions. We anticipate finalizing the purchase price allocations by December 31, 2010 along with supplementary pro forma information.

All of the above transactions were acquired from unaffiliated third parties. Acquisition fees paid to our Advisor for the 2010 acquisitions totaled $606,875.

In 2009, excluding the Merger Transactions, we acquired 12 wholly-owned self storage facilities in Alabama, Arizona, Georgia, Kentucky, New Jersey and Pennsylvania comprising approximately 7,470 units and 909,550 rentable square feet, including drive-up, climate-controlled, RV, store-front and office units for total consideration of approximately $52.1 million.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Note 5. Secured Promissory Notes

The Company’s secured promissory notes are summarized as follows:

	Carrying value as of:
Encumbered Property	March 31, 2010	December 31, 2009	Stated Interest Rate		Maturity Date
Crescent Springs	$800,000	$800,000	5.00%		2/11/2014
Florence, Walton	3,700,000	3,700,000	5.00%		2/11/2014
Biloxi, Gulf Breeze	4,975,000	4,975,000	6.50	%(1)	3/1/2012
Montgomery	2,951,255	2,967,038	6.42%		6/1/2016
Seabrook	4,693,504	4,709,307	5.73%		1/1/2016
Greenville	2,352,004	2,359,937	5.65%		3/1/2016
Kemah	9,163,582	9,191,016	6.20%		6/1/2016
Memphis	2,595,687	2,604,000	5.67%		12/1/2016
Tallahassee	7,650,000	7,650,000	6.16%		8/1/2016
Houston	2,111,140	2,119,313	5.67%		8/1/2016
San Francisco (consolidated VIE)	10,500,000	10,500,000	5.84%		12/1/2016
Lake Forest	18,000,000	18,000,000	6.47%		10/1/2017
Las Vegas	3,255,000	3,255,000	7.52%		6/5/2010
Las Vegas II	1,540,000	1,540,000	5.72%		6/1/2017
Pearland	3,500,000	3,500,000	5.93%		7/1/2017
Daphne	1,948,426	1,982,622	5.47%		8/1/2020

Net fair value adjustment	(1,546,893)	(1,596,650)

Total mortgage loans and notes payable	$78,188,705	$78,256,583

(1)	The interest rate on this debt resets monthly, based on three-month LIBOR plus 450 basis points (4.5%) and has a floor of 6.50%. The rate in effect as of March 31, 2010 was 6.50%.

The following table presents the future principal payment requirements on outstanding secured promissory notes at March 31, 2010:

2010	$3,633,719
2011	584,484
2012	8,124,852
2013	833,269
2014	2,884,312
2015 and thereafter	63,674,962

Total payments	79,735,598
Unamortized fair value adjustment	(1,546,893)

Total	$78,188,705

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

The Company records the amortization of debt discounts related to fair value adjustments to interest expense. The weighted average interest rate of the Company’s fixed rate debt as of March 31, 2010 was approximately 6%.

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and dealer manager agreement (“Dealer Manager Agreement”) with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Pursuant to the terms of the agreements described above, the following summarizes the related party costs incurred for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31, 2010 Incurred	Three Months Ended March 31, 2009 Incurred
Expensed
Reimbursement of operating expenses (including organizational costs)	$204,719	$166,480
Asset management fees	244,955	54,089
Property management fees	217,422	47,558
Acquisition expenses	620,719	250,652
Additional Paid-in Capital
Selling commissions	1,673,024	796,430
Dealer management fee	717,010	341,327
Reimbursement of offering costs	105,294	94,992

Total	$3,783,143	$1,751,528

As of March 31, 2010 and December 31, 2009, we had amounts due to affiliates totaling $717,575 and $610,110, respectively.

Organizational and Offering Costs

Organizational and offering costs of the Offering may be paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of the Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Advisory Agreement

We do not expect to have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses are in excess of 15% of gross proceeds from the Offering. Our Advisor receives acquisition fees equal to 2.5% of the contract purchase price of each property we acquire plus reimbursement of acquisition expenses estimated to be 1.0% of the contract purchase price. Our Advisor also receives a monthly asset management fee for managing our assets equal to 0.0833% of the aggregate asset value, as defined, of our assets. The monthly asset management fees for our properties acquired through our September 24, 2009 mergers are equal to 2.0% of the gross revenues from the properties and are paid to affiliates of our Sponsor. Under our Advisory Agreement, our Advisor receives fees in an amount equal to up to one-half of the total real estate commission paid but in no event to exceed an amount equal to 3.0% of the contract sale price for each property we sell as long as our Advisor provides substantial assistance in connection with the sale. The total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property. Our Advisor may also be entitled to various subordinated fees if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio. The advisors of REIT I and REIT II are entitled to various fees related to their properties if we (1) dispose of a property, (2) liquidate our portfolio, or (3) terminate their advisory agreement.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Commencing four fiscal quarters after the acquisition of our first real estate asset, our Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified. For the 12 months ended March 31, 2010, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

Dealer Manager Agreement

Our Dealer Manager receives a sales commission of up to 7.0% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Offering under the terms of our Dealer Manager Agreement. Our Dealer Manager has entered into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also receives reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering.

Property Management Agreement

Our Property Manager receives a fee for its services in managing our properties, except for those properties acquired in the REIT I merger transaction, generally equal to 6.0% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties under our property management agreement. The properties acquired in the REIT I merger transaction are managed by an affiliate of our Sponsor and a portion of those property management fees are paid to a third party property manager. As a condition of the REIT II merger transaction, the monthly property management fees for properties acquired through the REIT II merger transaction have been waived until the FFO, as defined in the merger agreement relating to the REIT II merger transaction, reaches $0.70 per share. In the event that our Property Manager assists with the development or redevelopment of a property, we may pay a separate market-based fee for such services.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. We have registered 10,000,000 shares of common stock for sale pursuant to the distribution reinvestment plan. The plan became effective on the effective date of our initial public offering. The purchase price per share is to be the higher of $9.50 per share or 95% of the fair market value of a share of our common stock. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of March 31, 2010, we have sold 331,818 shares through our distribution reinvestment plan.

Share Redemption Program

We have adopted a share redemption program that enables our stockholders to sell their stock to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. The amount that we may pay to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	92.5% of purchase price
2 or more but less than 3	95.0% of purchase price
3 or more but less than 4	97.5% of purchase price
4 or more	100.0% of purchase price

The purchase price shall equal the amount paid for the shares until the price in the Primary Offering changes or a net asset value is calculated. The redemption price is subject to adjustment as determined from time to time by our board of directors. At no time will the redemption price exceed the price at which we are offering our common stock for sale. During the three months ended March 31, 2010, 18,232 shares were redeemed by the Company.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership will have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 8. Declaration of Distributions

On March 24, 2010, our board of directors declared a distribution rate for the second quarter of 2010 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on April 1, 2010 and continuing on each day thereafter through and including June 30, 2010.

Note 9. Subsequent Events

Acquisitions

On April 9, 2010, we acquired a self storage facility located in Mesa, Arizona from an unaffiliated third party for a total purchase price of approximately $3.7 million, plus closing costs and acquisition fees. We assumed a loan of approximately $3.2 million and paid cash for the remainder. We paid our Advisor an acquisition fee of $91,875 in connection with this acquisition.

On April 16, 2010, we acquired a self storage facility located in Oakland Park, Florida from an unaffiliated third party for a total purchase price of approximately $14.4 million, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of $358,750 in connection with this acquisition.

On May 6, 2010, we acquired two self storage facilities located in Phoenix and Tempe, Arizona, from an unaffiliated third party for a total purchase price of approximately $3.5 million, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of $87,500 in connection with this acquisition.

Potential Acquisitions

On March 24, 2010, our board of directors approved the potential acquisition of a facility located in Riverdale, New Jersey. The purchase price for the facility is approximately $6.3 million. We expect this acquisition to close in the second quarter of 2010 using a combination of net proceeds from our initial public offering and a seller note of approximately $4.8 million bearing interest at 4%.

Offering Status

As of May 7, 2010, in connection with our Offering we have issued approximately 14.2 million shares of our common stock for gross proceeds of approximately $141.2 million.